# MERGER & ACQUISITION CAPITAL SERVICES

## (A LIMITED LIABILITY COMPANY)

## FINANCIAL STATEMENTS

## DECEMBER 31, 2024

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| SEC FILE NUMBER |
| --- |
| 8-66892 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Merger & Acquisition Capital Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

320 East 53rd Street
(No. and Street)

| New York | NY | 10022 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Ralph Barbieri | (212) 750-0630 | rbarbieri@maservices.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anders Minkler Huber & Helm, LLP
(Name – if individual, state last, first, and middle name)

| 800 Market St. Suite 500 | St. Louis | MO | 63101 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 01/25/2005 | 2100 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Ralph Barbieri, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Merger & Acquisition Capital Services, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Executive Officer

[signature] 2/14/25
Notary Public

HOLMAN CARVAJAL
Notary Public
Connecticut
My Commission Expires Feb 28, 2029

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



**Report of Independent Registered Public Accounting Firm**

Audit Committee
Merger & Acquisition Capital Services LLC
New York, New York

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Merger & Acquisition Capital Services LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Merger & Acquisition Capital Services LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Merger & Acquisition Capital Services LLC's management. Our responsibility is to express an opinion on Merger & Acquisition Capital Services LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Merger & Acquisition Capital Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Anders Minkler Huber & Helm LLP*

We have served as Merger & Acquisition Capital Services LLC's auditor since January of 2024.

Saint Louis, Missouri

February 13, 2025

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

# MERGER & ACQUISITION CAPITAL SERVICES,
# (A LIMITED LIABILITY COMPANY)
# STATEMENT OF FINANCIAL CONDITION
# December 31, 2024

## ASSETS

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash & Cash Equivalents | $ | 246,625 |
| Other current assets | | 12,099 |
| Total Assets | | 258,724 |

## LIABILITES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| **Current Liabilities:** | | |
| Accrued expenses | | 22,891 |
| Total Liabilities | | 22,891 |
| **Members' Equity** | | 235,833 |
| Total liabilities and members' equity | $ | 258,724 |

See accompanying notes to the financial statements

# MERGER & ACQUISITION CAPITAL SERVICES,

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

1. <u>Statement of Significant Accounting Policies</u>:

<u>Organization</u>:

Merger & Acquisition Capital Services, LLC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides specialist investment, advisory and financial services specifically to participants within the insurance industry.

In November of 2020 the Company submitted a request to update its membership agreement with FINRA to reflect that the Company will not claim an exemption from SEA Rule 15c3-3. FINRA approved the request on November 6, 2020. The amended agreement states that the Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The Firm's business activities are and will remain as described below.

<u>Possession or Control Requirements</u>

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to and reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

<u>Basis of Presentation</u>

The financial statement of the Company for the period presented have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) as required by the Securities and Exchange Commission (SEC).

<u>Revenue recognition</u>:
The company earns success fee revenue upon the finalization of each individual transaction and after receiving approval from the respective states' Department of Insurance. The company has assessed that any performance obligation due from the company is satisfied after the statutory approval date and the consummation of the transaction because that is when the transaction has been authorized and accepted. Subsequent to statutory approval and the transaction confirmation, the company will then issue an invoice and record the success fee.

# MERGER & ACQUISITION CAPITAL SERVICES,

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

The company also generates fee revenue for services other than success fees. These advisory fees or retainer fees are earned when invoiced as this is the time any performance obligation has been earned or contractual requirements have been met.

The timing of recognizing any of these fees or contractual obligations has not changed materially from prior periods. All transactions and fees are established and determined in accordance with the signed agreements with the clients.

Income taxes:

The Company is a limited liability company, and has elected to be treated as a disregarded entity for income tax purposes. Its operating results are included with those of its Parent and therefore, the Company itself is not subject to U .S. federal or state income taxes.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2021, 2022 and 2023.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and Cash equivalents primarily consist of cash and short-term money market instruments. As of December 31, 2024, there were $204,427 of cash equivalents.

# MERGER & ACQUISITION CAPITAL SERVICES,

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Fair Value of Financial Instruments:

The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents, other current assets and accrued expenses, at December 31, 2024, approximates fair value because of the short-term maturity of these instruments.

2. Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-l. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $219,645, which exceeded its requirement of $5,000 by $214,645. The Company had a ratio of aggregate indebtedness to net capital of 0.10 to 1 as of December 31, 2024.

3 Related Party transactions:

An affiliated company has agreed pursuantly to a service agreement to make available to the Company certain facilities and provide for performance of certain services. No payments were made in connection with this service agreement in 2024.

4 Commitments and Contingencies:

As of the audit report, February 13, 2025, there were no commitments, contingencies or guarantees that might result in a loss or future obligation, The company was also not aware of any claims that might be asserted against it as of the audit opinion date.

5 Subsequent Events Evaluation:

Management has evaluated subsequent events through February 13, 2025 the date the financial statements were available to be issued. The company does not expect any subsequent events requiring disclosure or adjustment to the year-end 2024 financial statements.